SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers:	Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,258,581 (1), (2), (3) Series B Common Stock: 2,121,016 (1), (4), (5)

	8.	Shared Voting Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (4), (6)

	9.	Sole Dispositive Power Series A Common Stock: 1,258,581 (1), (2), (3) Series B Common Stock: 2,121,016 (1), (4), (5)

	10.	Shared Dispositive Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (4), (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,258,581 (1), (2), (3) Series B Common Stock: 2,148,187 (1), (4), (5), (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 5.6% (7) Series B Common Stock: 92.2% (4), (7)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 25,444 shares of Liberty Broadband Corporation’s, a Delaware corporation (the “Issuer”), Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 57,641 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,406,768 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 13.8%, subject to the relevant footnotes set forth herein.

(3)  Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 17,410 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(4)  The Exchange Agreement (defined and described in Item 6) contains certain provisions relating to the transfer of the Series B Common Stock beneficially owned by Mr. Malone.

(5)  Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(6)  Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7)  For purposes of calculating the beneficial ownership of Mr. Malone, based upon (i) 22,558,925 shares of Series A Common Stock outstanding as of April 30, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on May 6, 2022 (the “10-Q”) and (ii) 2,328,901 shares of Series B Common Stock estimated to be outstanding on June 13, 2022 based on 2,544,548 shares of Series B Common Stock outstanding as of April 30, 2022, as reported by the Issuer in its 10-Q, and as adjusted for the consummation of the transactions described in Item 6 of this Amendment. Furthermore, 7,184,124 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of March 31, 2022, as reported by the Issuer in the 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 47.1% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer” or “Liberty Broadband”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2020 and Amendment No. 4 to the Schedule 13D filed with the SEC on November 30, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 5 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1. Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended to delete the second paragraph thereof and supplemented to include the following information:

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock.  By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder.  Shares of Series A Common Stock and the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock” and, together with the Common Stock, the “Capital Stock”), are not convertible.  The holders of Series A Common Stock, Series B Common Stock, and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer.  Shares of Series A Common Stock are entitled to one vote per share, shares of Series B Common Stock are entitled to ten votes per share, and shares of Preferred Stock are entitled to one-third of a vote per share, in each case, on matters presented to stockholders of the Issuer for their approval.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the third and sixth paragraphs thereof and supplemented to include the following information:

The information set forth in Item 6 of this Amendment and the exhibit listed in Item 7 of this Amendment are incorporated into this Item 4 by reference.

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer (the “Board”). As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Capital Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Exchange Agreement. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Capital Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,258,581 shares of Series A Common Stock (including (A) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 17,410 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 5.6% of the outstanding shares of Series A Common Stock, and (ii) 2,148,187 shares of Series B Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT, and (C) 27,171 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 92.2% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (i) 22,558,925 shares of Series A Common Stock outstanding as of April 30, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on May 6, 2022 (the “10-Q”) and (ii) 2,328,901 shares of Series B Common Stock estimated to be outstanding on June 13, 2022 based on 2,544,548 shares of Series B Common Stock outstanding as of April 30, 2022, as reported by the Issuer in its 10-Q, and as adjusted for the consummation of the transactions described in Item 6 of this Amendment. Furthermore, 7,184,124 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of March 31, 2022, as reported by the Issuer in the 10-Q. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 47.1% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation and the Malone Family Foundation each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Exchange Agreement. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)            On June 14, 2022, Mr. Malone sold 10 shares of Preferred Stock in open market transactions at a weighted average price per share of $25.87. The shares were sold in multiple transactions ranging from $25.85 to $25.90, inclusive. Except as provided in this Amendment (including the June 2022 Exchange described in Item 6), neither Mr. Malone nor, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation, the Malone Family Foundation or the Trusts, has effected any transactions with respect to the Capital Stock during the 60 days preceding the date hereof.

(d)            Not applicable.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Exchange Agreement

On June 13, 2022, the Issuer entered into an Exchange Agreement (as defined below) with Mr. Malone, whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Issuer would not exceed 49% (the “Target Voting Power”) plus 0.5% (under certain circumstances). As of April 30, 2022, Mr. Malone beneficially owned shares of common stock of the Issuer constituting approximately 49.4% of the aggregate outstanding voting power of the Issuer. The Issuer has an ongoing stock repurchase program which permits the Issuer to purchase shares of its common stock. In light of Mr. Malone’s current ownership interests in the Issuer, absent the Exchange Agreement, continued repurchases of the Issuer’s Series A Common Stock pursuant to this program would be expected to have the effect of increasing Mr. Malone’s aggregate voting power in the Issuer to greater than 50%. The Issuer and its Board believe it is in the best interests of the Issuer and its stockholders to not have a single stockholder control greater than 50% of its aggregate voting power and to maintain flexibility with respect to future share repurchases and other transactions that may have an accretive voting power effect.

A special committee of independent and disinterested directors considered a potential exchange arrangement between the Issuer and Mr. Malone and engaged independent legal counsel to assist it. The special committee recommended to the Board the approval of an exchange agreement, among the Issuer, Mr. Malone and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JM Trust”) (the “Exchange Agreement”). The Board, upon the unanimous recommendation of the members of the special committee, approved the Exchange Agreement.

The Exchange Agreement provides for exchanges by the Issuer and Mr. Malone or the JM Trust of shares of Series B Common Stock for shares of Series C common stock, par value $0.01 per share of the Issuer (“Series C Common Stock”) in connection with certain events, as described below.

Accretive Event Exchange. In connection with any event that would result in a reduction in the outstanding votes that may be cast by holders of the Issuer’s voting securities or an increase of Mr. Malone’s beneficially-owned voting power in the Issuer (an “Accretive Event”), in each case, such that Mr. Malone’s voting power in the Issuer would exceed the Target Voting Power plus 0.5%, Mr. Malone or the JM Trust will be required to exchange with the Issuer shares of Series B Common Stock (as exchanged, the “Exchanged Series B Shares”) for an equal number of shares of Series C Common Stock (as exchanged, the “Exchanged Series C Shares”) so as to maintain Mr. Malone’s voting power as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement. For example, repurchases by the Issuer of shares of its voting capital stock, conversions of Series B Common Stock into Series A Common Stock, as well as purchases by Mr. Malone of the Company’s voting capital stock, in each case, having the effect on Mr. Malone’s voting power described above would be Accretive Events.

Dilutive Event Exchange. From and after the occurrence of any Accretive Event, in connection with any event that would result in an increase in the outstanding votes that may be cast by holders of the Issuer’s voting securities or a decrease of Mr. Malone’s beneficially-owned voting power in the Issuer (a “Dilutive Event”), in each case, such that Mr. Malone’s voting power in the Issuer falls below the Target Voting Power less 0.5%, Mr. Malone and the JM Trust may exchange with the Issuer Exchanged Series C Shares for an equal number of shares of Series B Common Stock equal to the lesser of (i) the number of shares of Series B Common Stock which would maintain Mr. Malone’s voting power as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement. For example, exercises of stock options for, conversions of convertible securities into or issuances of new shares of the Issuer’s voting stock having the effect on Mr. Malone’s voting power described above would be Dilutive Events.

Fundamental Event Exchange. If the Issuer proposes to consummate any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Series B Common Stock are entitled to receive securities of the Issuer, securities of another person, property or cash, or a combination thereof (a “Fundamental Event”) then, unless the consideration to be received by holders of Series B Common Stock and Series C Common Stock is identical, either (x) the Issuer will provide for Mr. Malone or the JM Trust to receive the same per share amount and form of consideration to be received by holders of Series B Common Stock in connection with such event for each Exchanged Series C Share or (y) immediately prior to the consummation of the Fundamental Event, the Issuer will deliver to Mr. Malone and the JM Trust all Exchanged Series B Shares in exchange for all Exchanged Series C Shares. In connection with certain Fundamental Events where Mr. Malone would beneficially own 40% or more of the aggregate voting power of the surviving or resulting company and serve as an officer or director, such company and Mr. Malone will negotiate an agreement to replicate the benefits and obligations of the Exchange Agreement.

Restriction on Transfer. Mr. Malone may transfer his rights to the Exchanged Series B Shares only in limited circumstances and only to certain related permitted transferees who sign an agreement replicating the benefits and obligations of the Exchange Agreement.

Termination. The Exchange Agreement will terminate in its entirety, upon (i) the parties’ mutual consent, (ii) the execution of a successor exchange agreement between the Issuer and one or more proposed permitted transferees at a time when Mr. Malone no longer beneficially owns any shares of Series B Common Stock or (iii) Mr. Malone’s aggregate voting power in the Issuer falling below 20%.

Expenses. Under the Exchange Agreement, the Issuer has agreed to pay (or reimburse) Mr. Malone and the JM Trust for all reasonable out-of-pocket costs and expenses incurred by Mr. Malone and the JM Trust in connection with the preparation, negotiation, execution and consummation of the transactions contemplated by the Exchange Agreement.

The Exchange Agreement is included as Exhibit 7(a) to this Amendment. The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Exchange Agreement which is incorporated herein by reference.

June 2022 Accretive Event Exchange

Pursuant to the terms of the Exchange Agreement, the Issuer notified Mr. Malone that in connection with its ongoing stock repurchase program, which permits the Issuer to purchase shares of its common stock, it reasonably expects such repurchases to result in an Accretive Event. As a result, on June 13, 2022, on the terms and subject to the conditions of the Exchange Agreement, and prior to the occurrence of an Accretive Event, Mr. Malone and the Issuer completed an exchange (the “June 2022 Exchange”) whereby Mr. Malone transferred to the Issuer 215,647 shares of Series B Common Stock (the “Exchanged Shares”) in exchange for an equivalent number of shares of Series C Common Stock. The terms of the Exchange Agreement provide Mr. Malone with the right in certain circumstances, including in connection with certain Fundamental Events, to receive shares of Series B Common Stock equal to the number of Exchanged Shares in exchange for an equal number of shares of the previously exchanged Series C Common Stock. Pursuant to the Exchange Agreement, following the June 2022 Exchange, there were 215,647 Available Series B Shares (as defined in the Exchange Agreement).

Pledging Arrangements

600,000 shares of Series C Common Stock of the Issuer beneficially owned by Mr. Malone are pledged to financial institutions and an aggregate of 1,400,000 shares of Series C Common Stock beneficially owned by Mr. Malone are pledged to a financial institution in connection with certain loan facilities and “zero-cost collars” extended by such financial institution.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety to read as follows:

Exhibit No.	Description
7(a)	Exchange Agreement, dated as of June 13, 2022, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband’s Current Report on Form 8-K, filed on June 13, 2022 (File No. 001-36713)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Exchange Agreement, dated as of June 13, 2022, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband’s Current Report on Form 8-K, filed on June 13, 2022 (File No. 001-36713)).